Exhibit 99.1

FOR IMMEDIATE RELEASE	November 29, 2007

NOVA Chemicals describes impact of INEOS NOVA announcements

Pittsburgh, PA  – NOVA Chemicals Corporation today announced further progress by the INEOS NOVA styrenics joint venture toward the target of U.S. $80 million per year in new joint venture synergies by the end of 2008 as a result of INEOS NOVA’s planned closure of its Belpre, Ohio, polystyrene facility.

The Belpre facility closure, announced today in an INEOS NOVA news release, will remove approximately four percent of North American polystyrene capacity and reduce INEOS NOVA’s fixed costs by approximately U.S. $9 million per year. Combined with the previously announced closure of the Montreal, Quebec, polystyrene facility, U.S. $14 million of total synergies have been identified and five percent of North American polystyrene capacity has been scheduled for shutdown since INEOS NOVA’s startup October 1, 2007.

NOVA Chemicals will take charges totaling U.S. $65 million in the fourth quarter of 2007.  The company will take a non-cash asset write-down of approximately U.S. $32 million related to the Belpre closure. NOVA Chemicals’ share of Belpre closure and severance costs that will be accrued by the joint venture in the fourth quarter will be U.S. $3 million.  These closure costs will be funded by the joint venture from cash on hand.

INEOS NOVA recently acquired the exclusive rights to production from the Sterling Chemicals Texas City, Texas, styrene plant.  INEOS NOVA is in the process of transferring Sterling’s styrene customers to other INEOS NOVA styrene plants and Sterling has announced plans to permanently shut down the Texas City plant. As a result, NOVA Chemicals will take a charge of approximately U.S. $30 million in the fourth quarter.

INEOS NOVA is the 50:50 styrenics joint venture between NOVA Chemicals and INEOS.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com

NOVA Chemicals media inquiries, please contact:

Greg Wilkinson – Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

NOVA Chemicals Investor Relations inquiries, please contact:

Chuck Magro – Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including statements regarding:  the target for new synergies for the INEOS NOVA joint venture of U.S. $80 million per year by the end of 2008; the closure of the Belpre facility, including that the closure will remove approximately four percent of North American polystyrene capacity and reduce INEOS NOVA’s fixed costs by approximately U.S. $9 million per year; the identification of U.S. $14 million of total synergies and the scheduled shut down of 5% of North American polystyrene capacity since INEOS NOVA’s startup on October 1, 2007; and NOVA Chemicals’ plans to take charges totaling U.S. $65 million in the fourth quarter related to the Belpre closure and Sterling’s plans to shutdown its Texas City styrene plant.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement.  In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.